                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2004



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____ No X


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                 Page
Notice of the 56th Ordinary General Meeting of Shareholders to be Held in                          3
Kyoto, Japan on June 29, 2004

Signature                                                                                          5

Exhibit Index                                                                                      6

Exhibit 1     Notice of the 56th Ordinary General Meeting of Shareholders to be Held in Kyoto,     7
              Japan on June 29, 2004

         NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2004

         On June 9, 2004, we distributed to our shareholders the notice of our 56th ordinary general meeting of shareholders to be held in Kyoto, Japan on June 29, 2004. Attached as Exhibit 1 hereto is an English translation of the notice.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The attached notice contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the section entitled "1. Summary of Operations --
(5) Business Strategies".

         Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached notice. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

o Our ability to further develop our catalog and Internet sales capabilities;

o The highly competitive nature of our business and the strength of our competitors;

o        Effects of seasonality on our business and performance;

o Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

o The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

o Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

         The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached notice. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

         We undertake no obligation to update any forward-looking statements contained in the attached notice, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/  Ikuo Otani
                                         ---------------------------------------
                                         Ikuo Otani
                                         Director of Finance, Corporate Planning


Date:    June 30, 2004

                                  EXHIBIT INDEX

                                                                                                               Page
         Exhibit 1         Notice of the 56th Ordinary General Meeting of Shareholders to be Held                6
                           in Kyoto, Japan on June 29, 2004

                                    EXHIBIT 1

           NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                   TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2004

                   NOTICE OF THE 56TH ORDINARY GENERAL MEETING

                                 OF SHAREHOLDERS

                   TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2004

      (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan and include the accounts of Wacoal Corp. only. They should not be confused with consolidated results.)

                                  WACOAL CORP.

                                  KYOTO, JAPAN

                                                                    June 9, 2004

TO OUR SHAREHOLDERS

                                                         WACOAL CORP.
                                                         29, Nakajima-cho
                                                         Kisshoin, Minami-ku
                                                         Kyoto 601-8530, Japan

                                                         Yoshikata Tsukamoto
                                                         President and
                                                         Representative Director

           NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

      This is to inform you that the Company's 56th Ordinary General Meeting of Shareholders will be held as described below.

      You are cordially invited to attend the Meeting.

      IF IT IS INCONVENIENT FOR YOU TO ATTEND THE MEETING, YOU ARE CORDIALLY REQUESTED TO CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND TO MAIL THE BALLOT WITH YOUR SEAL DULY AFFIXED THERETO SHOWING YOUR CONSENT OR DISSENT SO THAT WE CAN RECEIVE IT NOT LATER THAN JUNE 28, 2004 (MONDAY).

                                   Particulars

1.  Date:    At 10:00 a.m., Tuesday, June 29, 2004

2.  Place:   The Hall on the 10th floor of the Head Office of Wacoal Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan (on the west side of the Nishi-Oji Station on the JR line)

             (Please refer to the map at the back of this notice.)

3.  Purpose of Meeting:

    Matters to be reported:

             Presentation of the Business Report, Balance Sheet and Statement of Income for the 56th fiscal year from April 1, 2003 through March 31, 2004

    Matters to be resolved:

       Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 56th fiscal year

       Agenda Item No. 2: Amendment of a part of the Articles of Incorporation

                          The substance of this proposed agenda item is as set forth on pages 24 to 25 of "Reference Materials Concerning the Exercise of Vote."

       Agenda Item No. 3: Election of five Directors

       Agenda Item No. 4: Election of two Statutory Auditors

       Agenda Item No. 5: Payment of retirement benefits to retiring Directors and Statutory Auditors

                               * * * * * * * * * *

      If you attend the Meeting on the appointed date, please bring with you the ballot enclosed herewith, and surrender it to the receptionist at the location of the Meeting.

                           MATTERS TO BE REPORTED AND
                  SUPPLEMENTARY SCHEDULES FOR AGENDA ITEM NO. 1

                                 BUSINESS REPORT
            FOR THE PERIOD FROM APRIL 1, 2003 THROUGH MARCH 31, 2004

1.    SUMMARY OF OPERATIONS

(1)   BUSINESS DEVELOPMENTS AND RESULTS

      During the first half of the fiscal year ended March 31, 2004, the Japanese economy was flat, with modest improvement in corporate profits, while consumer spending had not yet fully recovered. In the latter half of the fiscal year, corporate revenues showed marked improvement and consumer spending was propped up by spending on consumer electronics products, such as digital cameras and flat-screen televisions, indicating a steady recovery of the economy.

      Business results in the woman's fashion industry were heavily affected by unstable weather, including a long rainy season and cool summer during the first half of the fiscal year and unusually warm winter during the second half of the fiscal year. As a result, overall business results were stagnant.

      In this environment, we sought to improve the strength of our products, and while developing products centered on innerwear and focused on consumer needs, we endeavored to develop new points of contact with customers through directly managed stores. With respect to the Wacoal brand, the summer campaign product "T-Shirt Bra NAMI NAMI" and the autumn campaign product "Kanjiru Bra" were favorably received. There was also an increase in sales of high value-added products promoted through department store and boutique channels. Moreover, "La Vie Aisee" and "Gra-P" innerwear, targeting the middle-aged and senior market, continued their favorable results. However, growth in our core product group was stagnant. As for our Wing brand, the high value-added product "Lesiage" and the youth-targeted product "Le Souffle" both performed well, but overall product sales, including campaign products, were sluggish. Seasonal products in Wacoal and Wing brand innerwear were heavily affected by the cool summer and warm winter weather, but the red color underwear released to commemorate the "Year of the Monkey" in 2004 received a high degree of media coverage and boomed in popularity around the end of calendar year 2003 and beginning of calendar year 2004, bringing vitality to a stagnant market.

      Started three years ago and aimed at developing new channels and points of contact with customers, the SPA business has been showing steady development, both in the number of stores and sales amount, thanks to an increase in brand recognition.

      Our catalogue business showed favorable results, due to a favorable performance in garments and sundries, and a newly issued inner wear sales catalogue, "Wannabe", in addition to our existing "Love Body" and "Sachet" catalogues. In our Wellness business, our main product, sports conditioning wear "CW-X" showed steady sales; however, summer swimwear was affected by the unusually cool summer.

      As we select and focus our business operations to take full advantage of limited management resources, we terminated our special alliance with Sweden House Co., Ltd., and retired from the business of construction and sales of imported houses at the end of the fiscal year. As a result, our sales in the housing business segment fell short of our business plan.

      As a result, net sales for this fiscal year were 128.496 billion Yen, showing a decrease of 0.1% compared to the previous year.

      The Company pursued management efficiencies and cost reduction by structural reform, and successfully improved sales cost ratio. However, due to an increase of sales floor renovation cost and rents for SPA stores, ordinary income for this year was Y7.152 billion, a decrease of 24.8% compared to the previous year.

      On the other hand, net income for this fiscal year was 4.035 billion Yen showing a increase by 33.9% over the previous year. This was mainly attributable to the extraordinary gain of 5.577 billion Yen from transfer of the substitutional portion of employee pension fund liabilities to the Government of Japan, which offsets the extraordinary loss of 3.046 billion Yen from an impairment loss on fixed assets.

      With regard to our overseas business, during the first six months of the fiscal year, our Asian affiliated companies showed stagnant growth overall, due to the economic downturn from the SARS epidemic and the war in Iraq, but recovered for the latter half of the fiscal year. The U.S. business environment was affected by the war in Iraq and fears of terrorism during the first six months of the fiscal year, but there was an upturn towards the end of the fiscal year and, as a result, our overseas business achieved better results than in the previous fiscal year.

(2)   SUMMARY OF OPERATIONS BY PRODUCT CATEGORY

INTIMATE APPAREL

(Foundation Garments and Lingerie)

      In Wacoal brand, the summer campaign products "T-Shirts Bra NAMI NAMI" and "NAMI NAMI Pants" were well received as in the previous year. An autumn campaign product "Kanjiru Bra" also achieved scheduled sales volume. This brassiere was based on an innovative idea of "wearing pressure", and is a highly sophisticated product that only Wacoal can produce. Value-added brands such as "La Vie Aisee" and "Gra-P", products aimed at middle-aged and senior market, "Parfage", a brand for department stores, "Salute", a brand for specialty stores and "L'ge", a brand for chain stores, showed steady sales.

      In Wing brand, the high value-added product "Lesiage" and youth-targeted product "Le Souffle" showed steady sales through expansion of sales floor, while the campaign products were sluggish. "BROS", an intimate apparel brand for men, increased sales through expansion of sales floor.

      However, the Company's intimate apparel core product group in Wacoal brand and Wing brand had a tough year, affected by unstable weather and sluggish retail industry as a whole. The sales of foundation garments and lingerie showed a decline of 0.4% compared to the previous year.

(Nightwear)

      In Wacoal brand, the Company develops the products based on "sleep science" in order to provide comfortable sleep and relaxation. During this term, "Wacoal Gussuri Bra", which holds the breast comfortably while sleeping, was added to the lineup. In Wing brand, brassieres with the same function was released as "Sleeping Bra". In addition, the gift promotion for the "Respect-for-the-Aged Day" showed steady sales. However, sales for the core product group in Wacoal brand were sluggish, and as a result, sales decreased by 2.8% compared to the previous year.

(Children's Underwear)

      As for kids and maternity products, seasonal products such as nightwear and underwear were affected by unusually cool summer and warm winter. On the other hand, the Company started sales of junior intimate apparel under license collaboration with Narumiya International Co., Ltd. from 2003 autumn and is actively expanding sales floor. As a result, sales increased by 5.1% over the previous year.

OUTERWEAR AND SPORTSWEAR

      In outerwear, sales increased, especially through catalog sales.

      As for sportswear, seasonal swimwear was sluggish due to the cool summer, but "CW-X" showed favorable sales, resulting in a 8.1% increase of sales over the previous year. The Company withdrew from the summer resort swimwear market as of this term as it is hard to demonstrate the Company's originality in that area.

HOSIERY

      The Company narrowed down the sales floor for the support stocking "Kokochi a" to promote streamlining. On the other hand, new pantyhose jointly developed with Seven-Eleven Japan Co., Ltd. was released at 10,000 Seven-Eleven stores in Japan. As a result, sales of hosiery increased by 7.5% over the previous year. The Company discontinued sales of comfort shoes "Physio" as of this term.

HOUSING AND RESTAURANT BUSINESSES, CULTURAL PROJECTS, SERVICES & OTHERS

      Sales in the housing business segment fell short of the business plan, due to the termination of business alliance with Sweden House Co., Ltd. Our housing design business (undertaking of interior finish works for condominiums and houses) showed steady sales.

      In the restaurant businesses, the cultural projects and services business, sales in the Spiral Business Department for "amoem", a total beauty salon with esthetic and nail services and the variety store "Spiral Market" were sluggish, while outside sales activities and events exceeded the anticipated goal. As a result, sales decreased by 8.0% compared to the previous year.

Sales by Product Category

                                                         Amount                   % (Previous
        Product Category                             (Millions of yen)    %     Fiscal Year: 100)
----------------------------------------             ----------------   ----    ----------------
INTIMATE APPAREL
          Foundation Garments & Lingerie                  96,274         74.9       99.6
          Nightwear                                       10,581          8.2       97.2
          Children's Underwear                             2,411          1.9      105.1
          Total                                          109,267         85.0       99.5
OUTERWEAR & SPORTSWEAR                                     7,793          6.1      108.1
HOSIERY                                                    1,797          1.4      107.5
OTHER TEXTILES AND RELATED                                 3,941          3.1      106.5
  PRODUCTS
HOUSING AND RESTAURANT                                     5,696          4.4       92.0
  BUSINESSES, CULTURAL
  PROJECTS, SERVICES & OTHERS
GRAND TOTAL                                              128,496        100.0       99.9

(3)   CAPITAL EXPENDITURES AND FINANCING

      (a)   Capital Expenditures

            No major facilities were completed during this fiscal year.

      (b)   Financing

            The Company did not engage in any financing through issuance of common stock or bonds during this fiscal year.

(4)   CHANGES IN RESULTS OF OPERATIONS AND STATE OF ASSETS

                          (Amount: Millions of yen (unless otherwise indicated)
                                                 %: Previous Fiscal Year = 100)

                                       2000                 2001                   2002                       2003 (4/'03-3/'04)
                                  (4/'00-3/'01)         (4/'01-3/'02)          (4/'02-3/'03)                   56th Fiscal Year
                                 53rd Fiscal Year     54th Fiscal Year       55th Fiscal Year                (current fiscal year)
                                 ----------------     ----------------       ----------------            ---------------------------
Net sales                            128,566             128,431                 128,641                    128,496         99.9 (%)
Ordinary
  income                               9,619               9,107                   9,517                      7,152         75.2
Net income                             4,741               4,804                   3,013                      4,035        133.9
Net income
 per share                             30.99 yen           32.03 yen               19.99 yen                      27.34 yen
Total assets                         201,734             192,128                 189,019                    198,070        104.8
Net assets                           162,046             158,412                 155,714                    162,311        104.2
Net assets per
 share                              1,072.33 yen        1,062.38 yen            1,062.12 yen                      1,127.18 yen

-----------
(Note)

      Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Net assets per share is calculated based on the number of outstanding shares as of the end of each fiscal year. Starting from the 54th fiscal year, the number of Company shares owned by the Company is omitted in calculating the average number of outstanding shares during fiscal year and the number of outstanding shares as of the end of the fiscal year.

      From the 55th fiscal year, "Accounting Standards for Net Income Per Share" (Accounting Standard No. 2) and "Guidelines for Application of Accounting Standards for Net Income Per Share" (Guidelines for Application of Accounting Standard No. 4) have been applied.

(5)   BUSINESS STRATEGIES

      In the domestic women's fashion apparel industry, it is necessary to develop new points of contacts with customers to respond to the changing market conditions in the aging society and structural reform in the distribution industry.

      Due to the increase of middle-aged and senior population, competition for creating innovative market targeting such generation has been intensified. Under these circumstances, the Company understands that it is important to provide products with high quality and function to keep consumers' trust. The Company has been developing brands such as "La Vie Aisee" and "Gra-P" based on the longstanding researches and gained support from customers, and will continue to develop new stores to expand the Company's share in the intimate apparel market for senior women.

      On the other hand, new commercial facilities such as fashion buildings and large-scale fashion malls have emerged across the country and attracted consumers' attention especially among the younger generation. It is becoming difficult to attract those consumers by the existing brand and products of the Company, and the distribution industry is also expecting to introduce intimate apparels with innovative products and price policy. The Company has been developing SPA stores as new points of contacts with customers with the brands such as "une nana cool", "Subito", "amphi" and "Sur la plage" targeting those generation and actively expanding the stores mainly in major cities across the country. SPA business as a whole has not achieved a surplus due to the initial investment for opening stores, but the Company will endeavor to realize high profitability through expansion of business as early as possible.

      Your continued support and cooperation will be greatly appreciated.

2.    SUMMARY OF THE COMPANY (as of March 31, 2004)

(1)   MAIN LINE OF PRODUCTS

               Classification                                      Products
               --------------                                      --------
INTIMATE APPAREL
      Foundation Garments & Lingerie                     Brassieres, Girdles, Bodysuits, Slips,
                                                         Braslips, Briefs, etc.
      Nightwear                                          Negligees, Pajamas, etc.
      Children's Underwear                               Sleepwear, Lingerie, etc.
OUTERWEAR & SPORTSWEAR                                   Suits, One-Piece Dresses, Pants, Swimsuits,
                                                         Conditioning Wear, etc.
HOSIERY                                                  Pantyhose, Tights, etc.
OTHER TEXTILES AND RELATED
  PRODUCTS                                               Shoes, other Fashion Goods, etc.
RESTAURANT BUSINESSES,                                   Interior Construction, Planning and
   CULTURAL PROJECTS, SERVICES &                         Execution, Restaurant Business, Cultural
   OTHERS                                                Projects, Services, etc.

(2)   MAIN SALES OFFICES

      (a)   Head Office
            29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

      (b)   Sales Offices
            Wacoal Brand Operation Division (Kyoto), Tokyo Sales Office, Sapporo Sales Office, Osaka Sales Office, Nagoya Sales Office, Fukuoka Sales Office
            Wing Brand Operation Division (Kyoto), Tokyo Branch of Wing Brand Operation Division,
            Catalog Sales Operation Department (Kyoto), Wellness Operation Department (Kyoto), Interior Design Operation Department (Tokyo), Spiral Sales Department (Tokyo)

(3)   INFORMATION CONCERNING SHARES

      (a)   Total number of shares authorized to be issued
            229,900,000 shares

\
      The total number of shares authorized to be issued by the Company has been reduced by 2,600,000 shares compared with the previous year, as a result of the Company's purchase and cancellation of its own stock using retained earnings.

      (b)   Total number of issued and outstanding shares
            144,016,685 shares

            Reduction during this fiscal year
            Reduction due to purchase and cancellation of its own stock using retained earnings: 2,600,000 shares

      (c) Total number of shareholders as of the end of this fiscal year 12,699 persons

      (d)   Principal shareholders

                                            Number of shares of the             Number of shares of a
                                                Company held by                 shareholder held by the
       Name of shareholder                        shareholder                         Company
--------------------------------            ----------------------------        -------------------------
                                                             (Percentage                      (Percentage
                                             (Thousands       of voting         (Thousands     of voting
                                              of shares)       rights)           of shares)     rights)
Japan Trustee Services Bank, Ltd.                8,050          5.62                  -           -
Meiji Life Insurance Company                     6,999          4.89                  -           -
Nippon Life Insurance Company                    6,474          4.52                  -           -
The Bank of Tokyo-Mitsubishi,
  Ltd.                                           4,769          3.33                  -           -(*1)
The Master Trust Bank of Japan,
  Ltd. (Trustee)                                 4,541          3.17                  -           -
The Bank of New York, Treaty
  JASDEC Account                                 4,223          2.95                  -           -
Morgan Stanley and Company Inc.                  4,049          2.83                  -           -
Mizuho Corporate Bank, Ltd.                      3,662          2.56                  -           -(*2)
The Bank of Kyoto, Ltd.                          3,511          2.45                1,898       0.58

The Shiga Bank, Ltd.                             3,376          2.36                1,767       0.68

------------
(Notes)

      (*1) The Company holds 1,974 shares of common stock of Mitsubishi Tokyo Financial Group, Inc., the holding company of The Bank of Tokyo-Mitsubishi, Ltd., and its shareholding ratio therein is 0.03%.

      (*2) The Company holds 2,443 shares of common stock of Mizuho Financial Group, Inc., the holding company of Mizuho Corporate Bank, and its shareholding ratio therein is 0.02%.

(4)   ACQUISITION, DISPOSAL, ETC., AND HOLDING OF OWN STOCK

      (a)   Shares acquired

            Acquisition pursuant to a resolution of ordinary general meeting of shareholders in accordance with the provisions of Paragraph 1,
            Article 210 of the Commercial Code:

            Common stock                 2,600,000 shares
            Total acquisition cost      2,449,200,000 yen

            Acquisition by purchase of shares not comprising a full "tangen" unit:

            Common stock                   6,606 shares
            Total acquisition cost        6,223,000 yen

      (b)   Shares disposed

            The Company did not dispose of any of its shares during this fiscal year.

      (c)   Shares cancelled (as of March 5, 2004)
            Common stock                  2,600,000 shares

      (d)   Shares held by the Company as of the end of this fiscal year
            Common stock                  52,860 shares

(5)   EMPLOYEES

                      Number of           Increase or decrease from                              Average years of
Classification        employees             previous fiscal year           Average age               service
--------------        ---------           -------------------------        -----------           ----------------
Men                       858                 Decreased by  31              45.0 years               21.9 years
Women                   3,772                 Increased by 132              35.2 years                8.9 years
Total                   4,630                 Increased by 101              37.1 years               11.3 years

---------
(Note)
      The number of employees is the number of personnel at work.

(6)   GROUP ACTIVITIES

      (a)   Principal Subsidiaries

                                                  Stated
                                                  capital          Voting
                                                 (Millions         rights
    Name of Company              Location         of yen)            (%)                   Main business
---------------------         ----------------  ------------       -------      --------------------------------
Studio Five Corp.             Shinjuku-ku,            50             100        Manufacture and sale of garments
                              Tokyo
                                                                                Sewing and other processing of
Torica Inc.                   Ibaragi-shi,            92             53.3       textiles
                              Osaka
                                                                                Manufacture and sale of
                                                                                mannequins and display fixtures;
                                                                                interior design and construction
Nanasai Co., Ltd.             Ukyo-ku, Kyoto         498             67.0       work of stores

Wacoal International                            U.S.$20,000                     Investment in subsidiary
  Corp.                       New York, U.S.A.  thousand             100        companies in U.S.A.

Wacoal America                                  U.S.$2,062
  Inc.*1                      New York, U.S.A.  thousand             100        Manufacture and sale of garments

----------
(Notes)

      (*1) Wacoal America Inc. is a wholly-owned subsidiary of Wacoal International Corp., a subsidiary of Wacoal Corp.

      (*2) In April 2004, the Company's board of directors decided to liquidate Point Up Inc. Therefore, it has been excluded from the principal subsidiaries.

      (b)   Developments and Results of Group Activities During this Fiscal Year

            Developments of Group Activities

                  On May 30, 2003, Wacoal Malaysia SDN BHD was established as a joint venture company with Warisan TC Holdings Berhad. Dalian Wacoal Co., Ltd. was also established as a wholly-owned subsidiary of Wacoal International Hong Kong Co., Ltd. on July 30, 2003. Wacoal International Hong Kong Co., Ltd. conducted share exchanges for Wacoal China Co., Ltd., Vietnam Wacoal Corp. and Philippine Wacoal Corp. to integrate subsidiaries in Asia.

                  The Company's wholly-owned subsidiary Wacoal France S.A.
            reduced capital without compensation on July 3, 2003, and increased capital on the same day in the amount of 5 million euro, all of which was subscribed by the Company.

            Results of Group Activities

                  The Company's consolidated subsidiaries are comprised of 37 companies, including the 5 principal subsidiaries provided in (a) above, and the Company has 9 affiliates (accounted for by the equity method of accounting).

                  Based on U.S. accounting principles, consolidated net sales for this fiscal year amounted to 163,155 million yen, a decrease of 0.3% compared to the previous year. Consolidated net income for this fiscal year amounted to 2,902 million yen, an increase of 0.1% over the previous year.

(7)  DIRECTORS AND AUDITORS

     President and Representative Director                   Yoshikata Tsukamoto

     Vice  President and Director

           Supervisor for Business Support Staff;            Hiroshi Sakagami
           Supervisor for Advertisement Department;
           Supervisor for Costume Research Laboratory;
           Supervisor for Interior Design Operation Department;
           Supervisor for Bridal Sales Department;
           Supervisor for Pesala Sales Department;
           Supervisor for Good Age Sales Department;
           Supervisor for Remamma Operation Department

     Senior Managing Director

           General Manager of Wacoal Brand Operation         Kazuaki Ichihashi
           Division

           Managing Directors

           Supervisor for Personnel, General Administration, Shoichi Suezawa *2 Accounting and Business Strategy Staff;
           Chief of President's Office; Supervisor for
           Spiral Sales Department

           General Manager of Wing Brand                     Yuzo Ito
           Operation Division

     Directors

           General Manager of Direct Store Control Office;   Masayuki Yamamoto
           General Manager of Direct Retail Operation
           Division; Supervisor for Dubleve Sales Department

           Supervisor for China                              Susumu Miyamoto *2

            General Manager of Wellness Operation           Tatsuya Kondo
            Department

            Supervisor for Corporate Communication Center; Michihiko Kato Supervisor for Welfare Center

      Full-time Statutory Auditors

                    --                                      Hirokazu Fujita

                    --                                      Seiji Sumi

      Statutory Auditor

                    --                                      Riichiro Okano*(1)

            Certified Public Accountant                     Noboru Unabara(*1)

      ----------
      (Notes)

            (*1) Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

            (*2) The following assignment has been given according to changes in the organization of the Company, as of April 1, 2004:

      Managing Director

            Shoichi Suezawa    Supervisor for Personnel, General Administration,
                               Accounting and Business Strategy Staff;
                               Supervisor for Spiral Sales Department

      Directors

            Susumu Miyamoto    Chief of President's Office

            *3 Director and Statutory Auditors who retired during this fiscal year

Position at Retirement        Name            Date of Retirement
----------------------     ---------------    -----------------
Director                   Toru Ochiai          June 27, 2003
Director                   Junichiro Sato       June 27, 2003
Director                   Kazuyasu Iida        June 27, 2003
Director                   Hisami Kashitani     June 27, 2003

                                 BALANCE SHEET
                                 MARCH 31, 2003

                                                                                           (Millions of yen)
                       ASSETS                                               LIABILITIES
                       ------                                               -----------
CURRENT ASSETS                                  91,602   CURRENT LIABILITIES                          27,678
   Cash and bank deposits                       22,307      Notes payable                                875
   Trade notes                                     467      Accounts payable-trade                    10,753
   Accounts receivable - trade                  13,975      Accrued liability                          5,790
   Marketable securities                        24,705      Accrued expenses                             464
                                                            Accrued corporate taxes,
   Finished products                            17,915        etc.                                     2,442
   Raw materials                                   211
   Work in process                                   1      Accrued bonuses                            3,000
   Materials held by
     Subcontractors                              1,871      Allowance for returns                      1,500
                                                            Others                                     2,853
   Short-term loans                              6,336
   Deferred income taxes                         4,055    LONG-TERM LIABILITIES                        8,081
   Others                                          759      Deferred tax liabilities                   5,529
                                                            Reserve for retirement
   Allowance for bad debts                      (1,005)       benefits                                 1,332
                                                            Reserve for officers
                                                              retirement benefits                        464
FIXED ASSETS                                   106,468

                                                            Others                                       755

  TANGIBLE FIXED ASSETS                         41,346                                               -------
   Buildings                                    20,860      TOTAL LIABILITIES                         35,759
   Structures                                      428
   Machinery                                        16   SHAREHOLDERS' EQUITY
   Vehicles                                         34    COMMON STOCK                                13,260
   Equipment and tools                           2,579    ADDITIONAL PAID-IN CAPITAL                  25,273
   Land                                         17,427      Capital reserve                           25,273
                                                          RETAINED EARNINGS                          112,621

  INTANGIBLE FIXED ASSETS                        3,079      Retained earnings reserve                  3,315
   Goodwill                                        229      Additional paid-in capital               105,339
   Leasehold right                                 585        Reserve for deferred gain on
   Software                                      2,179          sales of fixed assets                  2,339
                                                              Reserve for equalization of
   Others                                           84          dividend                               3,000

  INVESTMENT AND OTHER ASSETS                   62,042        General reserve                        100,000
   Investment securities                        52,169      Undistributed profits                      3,967
   Equity investment in
     Subsidiaries                                6,067
   Long-term loans                                 543
   Lease deposits                                1,768    OTHER SECURITIES VALUATION
   Others                                        2,362     DIFFERENCE                                11,205
   Allowance for bad debts                        (869)

                                                          TREASURY STOCK                                 (49)
                                                                                                     -------
                                                          TOTAL SHAREHOLDERS' EQUITY                 162,311

                                               -------    TOTAL LIABILITIES AND                      -------
   TOTAL ASSETS                                198,070      SHAREHOLDERS' EQUITY                     198,070

------------
          Amounts less than 1 million yen are omitted.

                               STATEMENT OF INCOME
                            YEAR ENDED MARCH 31, 2004

                                                                   (Million yen)

(ORDINARY INCOME & EXPENSES)
Operating income and expenses
   Operating income
      Sales                                                            128,496
   Operating expenses
      Cost of sales                                         65,941
      Selling, general and administrative expenses          56,778     122,720
                                                            ------     -------
   Operating income                                                      5,775

Non-operating income and expenses
   Non-operating income
      Interest income                                          254
      Dividends received                                       769
      Others                                                   609       1,633
                                                            ------
   Non-operating expenses
      Interest expenses                                          1
      Others                                                   255         256
                                                            ------     -------
   Ordinary income                                                       7,152

(EXTRAORDINARY GAINS & LOSSES)
   Extraordinary gains
      Gains on sales of fixed assets                            28
      Gains on sales of investment securities                1,202
      Gains on transfer of substitutional portion
        of welfare pension fund                              5,577       6,808
                                                            ------     -------

   Extraordinary loss
      Loss on sales of fixed assets                            445
      Impairment loss                                        3,046
      Additional charge for optional retirement                167
      Provision for allowance for subsidiary doubtful
        receivables                                            926
      Valuation loss of subsidiary stock                       466
      Subsidiary support loss                                  603       5,655
                                                            ------     -------

Pre-tax net income                                                       8,305
Corporate tax, resident tax and enterprise tax               4,008
Previous fiscal year corporate tax, residence tax and
  enterprise tax                                               760
Adjustment of corporate tax, etc.                             (498)      4,270
                                                                       -------
Net income                                                               4,035
Profit carryforwards from previous year                                  2,379
Retirement of treasury stock                                             2,448
                                                                       -------
Undistributed profits                                                    3,967

---------
          Amounts less than 1 million yen are omitted.

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1.    VALUATION STANDARDS AND METHOD OF SECURITIES

      Stock of subsidiaries and affiliates are stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders' equity, and cost of sales is calculated based on the moving average method.

2.    VALUATION STANDARD AND METHOD OF INVENTORIES

      Lower cost accounting method based on first-in first-out method.

3.    DEPRECIATION METHOD OF TANGIBLE FIXED ASSETS

      Depreciation of tangible fixed assets is computed by the constant percentage method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is computed by the fixed amount method.

      Durable years for major items are as follows:

Buildings and structures                      5 to 50 years
Machinery and vehicles                        6 to 12 years
Equipment and tools                           5 to 20 years

4.    AMORTIZATION METHOD OF INTANGIBLE FIXED ASSETS

      Amortization of intangible fixed assets is computed by the fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

5.    ACCOUNTING BASIS OF RESERVES

      Allowance for bad debts
      In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are recorded using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

      Accrued bonuses
      In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

      Allowance for returns
      In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.

      Reserve for retirement benefits
      In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved. The unrecognized prior service cost is amortized by the fixed amount method and charged to income over the number of years which does not exceed the average remaining years of employment at the time when the prior service cost is incurred (12 years). Actuarial gains and losses are recognized in expenses using the fixed line method over constant years (12 years) within the average of the estimated remaining service lives of employees commencing with the following fiscal year.

      Reserve for officers retirement benefit
      In order to prepare for expenditure for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit is reserved. Such provision is required under Article 43 of the Enforcement Order of the Commercial Code of Japan.

6.    PROCESSING METHOD FOR LEASE TRANSACTIONS

      Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

7.    ACCOUNTING PROCEDURES FOR CONSUMPTION TAX, ETC.

      Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

8.    CHANGES TO THE ACCOUNTING POLICIES

      Accounting Standards related to Impairment Loss on Fixed Assets ("Report on the Setting of Accounting Standards related to Impairment Loss on Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines for Accounting Standards related to Impairment Loss on Fixed Assets" (Guideline No. 6 of Application Guidelines for Business Accounting Standards, October 31, 2003) are allowed to apply to financial statements for the fiscal year ended March 31, 2004, and therefore the same accounting standards and same guidelines are applied from this fiscal year. As a result, the amount of effect on the pre-tax net profit is 3,046 million yen.

NOTES TO THE BALANCE SHEET

1.    Short-term receivables from subsidiaries            6,844 million yen
      Long-term receivables from subsidiaries                40 million yen
      Short-term payables to subsidiaries                11,492 million yen

2.    Accumulated depreciation of tangible fixed assets  29,603 million yen

3. In addition to the fixed assets recorded on the balance sheet, certain tools, furniture and fixtures (computers and related equipment, etc.) are utilized under lease contracts.

4.    Retirement benefit obligation and its breakdown:

            Projected benefit obligation                  33,597 million yen
            Plan assets                                 (19,239) million yen
            Plan assets in retirement benefit trust      (6,031) million yen
            Unrecognized actuarial differences           (7,499) million yen

            Unrecognized prior service cost                504 million yen
            Provision for retirement benefits            1,332 million yen

5.    Variance of the estimate of capital stocks, etc. in the amount of
      (Y)11,205 million is deducted from net assets in the calculation of distributable profit as prescribed in Item 3, Article 124 of the Enforcement Order of the Commercial Code of Japan.

NOTES TO THE STATEMENT OF INCOME

1.    Sales to subsidiaries                               2,643 million yen
      Purchase from subsidiaries                         25,702 million yen
      Raw materials sold to subsidiaries                 10,709 million yen
      Other operating transactions with subsidiaries      7,512 million yen
      Non-operating transactions with subsidiaries          321 million yen

2.    Impairment loss on fixed assets
      Due to the fact that accounting standards related to impairment loss on fixed assets can now be applied from this fiscal year, the book values of some of lease properties and unused properties, whose land prices have drastically dropped, have fallen to their recoverable values, and the decreased amount of 3,046 million yen (3,023 million yen for land and 23 million yen for building, etc.) is recorded under extraordinary loss as impairment loss.

      The recoverable value is measured according to the net sales value, and the land and buildings are valuated based on a valuation carried out by a real estate surveyor, or based on application for purchase etc. submitted by a third party.

3.    Subsidiary support loss
      Expense for liquidation of Point Up Inc., a subsidiary engaged in sales of garment, is recorded. The loss includes valuation loss of subsidiary stock of 50 million yen and provision for allowance for subsidiary doubtful receivables of 214 million yen.

4. Previous fiscal year corporate tax, residence tax and enterprise tax Tax is added due to having received revisions from the Osaka regional taxation bureau based on their pointing out that income was transferred, in connection with the prices of transactions with overseas subsidiaries for this fiscal year.

5.    Net income per share  27.34 yen

                   PROPOSED APPROPRIATION OF RETAINED EARNINGS

Undistributed profits                                                        3,967,007,817 yen

Reversal of reserve for deferred gain on sales of fixed assets                  67,864,942 yen

       Total                                                                 4,034,872,759 yen

To be appropriated as follows:

Cash dividends (15.00 yen per share)                                         2,159,457,375 yen

Officers' bonuses                                                               37,800,000 yen
       Directors                                        35,000,000 yen
       Statutory Auditors                                2,800,000 yen

Undistributed profits carried forward                                        1,837,615,384 yen

              CERTIFIED COPY OF THE INDEPENDENT ACCOUNTANTS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                     May 6, 2004

Board of Directors
Wacoal Corp.

                                   Tohmatsu & Co.
                                   Certified Public Accountants

                                   Representative Partner and Engagement Partner Koji Yabuki (Seal)

                                   Representative Partner and Engagement Partner Takamitsu Nishiura (Seal)

                                   Engagement Partner
                                   Hiroyuki Asaga (Seal)

      Pursuant to Article 2, Paragraph 1 of the "Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary statement (with respect to accounting matters only) of Wacoal Corp. for the 56th fiscal year from April 1, 2003 to March 31, 2004. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company's management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.

      In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.

      As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

      As stated in the "Significant Accounting Policies - 8. Changes to the accounting policies", the Company has adopted the accounting standards related to impairment loss on fixed assets. Such change is in accordance with the adoption of new accounting standards, and therefore appropriate.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) The proposed appropriation of retained earnings is presented in compliance with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

      Neither we nor any of our partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

           CERTIFIED COPY OF REPORT OF THE BOARD OF STATUTORY AUDITORS

                                  AUDIT REPORT

      We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the execution of duties by the Directors during the 56th fiscal year from April 1, 2003 to March 31, 2004. Following discussion, we hereby report the results of our audit as follows:

1.    OUTLINE OF THE METHODS OF THE AUDIT BY STATUTORY AUDITORS

      Each of the Statutory Auditors have made the following examinations in accordance with the principles of audit and the assignment of the business responsibilities, etc., provided by the Board of Statutory Auditors:-

      (1) Each of the Statutory Auditors have attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors, inspected important documents including those evidencing business decisions made by the Directors, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested reports on the business from its subsidiaries.

      (2) Each of the Statutory Auditors have also requested reports and explanations from the Independent Accountants and examined the financial statements and the supplementary statement.

      (3) Each of the Statutory Auditors have made a detailed examination by the aforesaid methods and, whenever necessary, through requesting reports from the Directors and others into any competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company.

2.    RESULTS OF THE AUDIT

(1) The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,

(2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation,

(3) In light of the condition of the Company's assets and other circumstances, we have nothing to point out with regard to the proposed appropriation of retained earnings,

(4) The supplementary statement presents fairly the information required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto, and

(5) With regard to the execution of duties by the Directors, including duties with regard to subsidiaries, there has been no misconduct or material matters that would constitute a violation of any laws or regulations of Japan or the Company's Articles of Incorporation.

      In addition, in connection with competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company, no activities have been performed by the Company's Directors which are contrary to their duties and responsibilities as Directors.

May 7, 2004

                                                   Wacoal Corp.
                                                   Board of Statutory Auditors

                                                   Hirokazu Fujita (Seal)
                                                   Full-time Statutory Auditor

                                                   Seiji Sumi (Seal)
                                                   Full-time Statutory Auditor

                                                   Riichiro Okano (Seal)
                                                   Statutory Auditor

                                                   Noboru Unabara (Seal)
                                                   Statutory Auditor

(Note)
      Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

               REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTE

1.    THE TOTAL NUMBER OF VOTING RIGHTS OWNED BY ALL THE SHAREHOLDERS

      143,127

2.    AGENDA AND REFERENCE MATERIALS

      AGENDA ITEM NO.1:  APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED
                         EARNINGS FOR THE 56TH FISCAL YEAR

      The content of the proposed agendum is as set forth on page 19. The amount of the dividend payment to shareholders has been determined taking into consideration business results, improvements to the management structure and the level of accumulated internal reserve earmarked for the development of our business over the medium- and long-term. Based on this, we propose to distribute a dividend of 15.00 yen per share (an increase of 1.50 yen per share over the previous year), which is also in recognition of 40 years of shareholder support since the Company's listings on the Tokyo Stock Exchange and Osaka Securities Exchange in 1964.

      AGENDA ITEM NO.2:  AMENDMENT OF A PART OF THE ARTICLES OF INCORPORATION

(1)   Explanation of Amendment

      1) As the Company purchased and cancelled 2.6 million shares of its common stock using retained earnings on March 5, 2004, the total number of shares authorized to be issued by the Company provided in Article 5 (Total Number of Shares Authorized) of the Articles of Incorporation should be reduced by such number of shares so cancelled.

      2) The "Law to Amend Part of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" (Law No. 132 of 2003, enforced on September 25, 2003) has permitted the Articles of Incorporation to authorize acquisition of own stock by a resolution of the board of directors. Therefore, for the flexible implementation of capital policy, it is proposed to add a provision regarding acquisition of own stock to the new Article 6 of the Articles of Incorporation, and to renumber subsequent articles.

(2)   Content of Amendment

      The proposed amendment is as follows:

                                           (Parts to be amended are underlined.)

         Current Provisions                       Proposed Amendments
------------------------------------   -----------------------------------------
Article 5. (Total Number of Shares     Article 5.   (Total Number of Shares
           Authorized)                                Authorized)

    The total number of shares                  The total number of shares
authorized to be issued by the         authorized to be issued by the Company
Company shall be two hundred           shall be two hundred  hundred twenty-nine
thirty-two million five hundred        million nine hundred

         Current Provisions                       Proposed Amendments
------------------------------------   -----------------------------------------
thousand (232,500,000) shares.         thousand (229,900,000) shares.

     Provided, however, that in the          Provided, however, that in the case
case of cancellation of shares, the    of cancellation of shares, the total
total number of authorized to be       number of shares authorized to be issued
issued shall be reduced by such        shall be reduced by such number of shares
number of shares cancelled.            cancelled.

           (added)                     Article 6.  (Acquisition of the
                                                    Company's own stock)

                                            The Company may acquire shares of
                                       its own  stock by a resolution of the
                                       board of directors pursuant to Item 2,
                                       Paragraph 1 of Article 211-3 of the
                                       Commercial Code.

Article 6 to Article 39                Article 7 to Article 40 (same as present)
(same as present)

      AGENDA ITEM NO. 3:  ELECTION OF FIVE DIRECTORS

      As the term of office of six Directors, namely Messrs. Hiroshi Sakagami, Shoichi Suezawa, Masayuki Yamamoto, Susumu Miyamoto, Tatsuya Kondo and Michihiko Kato will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect five Directors.

      The candidates for Directors are as follows:

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)                if any)                    by Candidate
---------    --------------------   -----------------------------------     -------------
1            Hiroshi Sakagami       March 1961                                    9,000
             (September 13, 1942)    Entered the Company
                                    April 1995
                                     General Manager of Tokyo Sales
                                     Office, Wing Brand Operation
                                     Division
                                    June 1996
                                     Director
                                    April 1997
                                     Deputy General Manager of Wing
                                     Brand Operation Division and
                                     General Manager of Tokyo Sales
                                     Office, Wing Brand Operation
                                     Division
                                    June 1999
                                     Managing Director
                                    June 1999
                                     General Manager of Wing Brand
                                     Operation Division

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)               if any)                     by Candidate
---------    --------------------   -----------------------------------     -------------
                                    April 2002
                                     Supervisor for Business Strategy
                                     and Business Support Staff and
                                     Chief of Business Strategy Office
                                    June 2002
                                     Senior Managing Director
                                    June 2003
                                     Vice President and Representative
                                     Director (continuing to the present)
                                    June 2003
                                     Supervisor for Business Support
                                     Staff and Advertisement
                                     Department (continuing to the present)

2            Shoichi Suezawa        March 1970
             (June 13, 1947)         Entered the Company                          8,000
                                    April 1994
                                     Chief of Accounting Group and
                                     Financial Group, Management
                                     Control Division
                                    June 1996
                                     Director
                                    June 1998
                                     Chief of Management Planning
                                     Office and General Manager of
                                     Accounting and Financial
                                     Department
                                    April 2001
                                     General Manager of Management
                                     Control Department
                                    April 2002
                                     Supervisor for Personnel, General
                                     Administration and Accounting
                                     Staffs
                                    June 2002
                                     Managing Director (continuing to
                                     the present)
                                    April 2003
                                     Supervisor for Personnel, General
                                     Administration, Accounting and
                                     Business Strategy Staffs, Chief of
                                     President's Office

                                    April 2004
                                     Supervisor for Personnel, General
                                     Administration, Accounting and

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)                if any)                    by Candidate
---------    --------------------   -----------------------------------     -------------
                                     Business Strategy Staffs
                                     (continuing to the present)
                                     (President and Director of Wacoal
                                     Investment Co., Ltd.)

3            Masayuki Yamamoto      March 1970
             (June 25, 1947)         Entered the Company                          7,000
                                    April 1995
                                     General Manager of Fukuoka Sales
                                     Office, Wacoal Brand Operation
                                     Division
                                    June 1996
                                     Director
                                     (continuing to the present)
                                    April 1997
                                     General Manager of Chain Store
                                     Control Office, Wacoal Brand
                                     Operation Division
                                    September 2002
                                     General Manager of Direct Store
                                     Control Office, General Manager of
                                     Direct Retail Operation Division,
                                     (continuing to the present)

4            Susumu Miyamoto        March 1971
             (February 8, 1948)      Entered the Company                         10,000
                                    April 1995
                                     Chief of China Group, International
                                     Operation Division
                                    June 1996
                                     Director
                                     (continuing to the present)
                                    April 1997
                                     Deputy General Manager of
                                     International Operation Division
                                     and Supervisor for China
                                    June 2003
                                     Supervisor for China
                                    April 2004
                                     Chief of President's Office
                                     (continuing to the present)
                                     (President of Beijing Wacoal Co., Ltd.)

5            Tatsuya Kondo          March 1966
             (October 17, 1947)      Entered the Company                          5,000

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)               if any)                     by Candidate
---------    --------------------   -----------------------------------     -------------
                                    April 1995
                                     General Manager of Personal Wear
                                     Department, Wing Brand Operation
                                     Division
                                    September 1999
                                     General Manager of Active Wear Department
                                    April 2001
                                     General Manager of Wellness
                                     Department
                                     (continuing to the present)
                                    June 2002
                                     Director
                                     (continuing to the present)

      AGENDA ITEM NO. 4: ELECTION OF TWO STATUTORY AUDITORS

      As the term of office of two Statutory Auditors, Messrs. Hirokazu Fujita and Seiji Sumi, will expire, it is proposed to elect two Statutory Auditors.

      The candidates for Statutory Auditors are as follows:

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)                if any)                    by Candidate
---------    --------------------   -----------------------------------     -------------
1            Michihiko Kato         March 1972                                   7,000
             (July 2, 1947)          Entered the Company
                                    June 1997
                                     General Manager of General
                                     Administration Department
                                    June 1998
                                     Director
                                     (continuing to the present)
                                    April 2001
                                     Chief of Secretary's Office and
                                     General Manager of General
                                     Administration Department

                                                                            Number of the
                                          Brief Personal Record               Company's
 No. of                             (Representation of other companies,     shares owned
Candidate    Name (Date of Birth)                if any)                    by Candidate
---------    --------------------   -----------------------------------     -------------
                                    April 2002
                                     Chief of President's Office and
                                     General Manager of General
                                     Administration Department
                                    April 2003
                                     Supervisor for Corporate
                                     Communication Center
                                     (continuing to the present)

2            Hajime Kotake          March 1972                                    5,000
             (January 26, 1949)      Entered the Company
                                    April 1996
                                     Manager of Department Store
                                     Accounting and General
                                     Administration Group of Osaka
                                     Sales Office
                                    April 1998
                                     Manager of Business
                                     Administration Group of Wacoal
                                     Brand Operation Division
                                    September 2000
                                     General Manager of Business
                                     Administration Department of
                                     Wacoal Brand Operation Division
                                    April 2004
                                     Associate to General Manager of
                                     Wacoal Brand Operation Division

      AGENDA ITEM NO.5:  PAYMENT OF RETIREMENT BENEFITS TO RETIRING DIRECTOR AND
                         STATUTORY AUDITORS

      It is proposed that appropriate retirement benefits be paid to Mr. Michihiko Kato, Director, and Messrs. Hirokazu Fujita and Seiji Sumi, Statutory Auditors, each of whom will retire at the conclusion of this Ordinary General Meeting of Shareholders, for their services. Such benefits will be paid in accordance with the Company's regulations and its customary practices. It is proposed that the details of such payments, including the amount, time and method of payment, be discussed and determined by the Board of Directors with respect to the Director and by consultation of Statutory Auditors with respect to the Statutory Auditors.

      The brief personal records of the retiring Director and Statutory IAuditors are as follows:

     Name                                     Brief Personal Record
--------------                      --------------------------------------------
Michihiko Kato       June 1998      Director of the Company
                                    (continuing to the present)

Hirokazu Fujita      June 1998      Full-time Statutory Auditor of the Company
                                    (continuing to the present)

Seiji Sumi           June 2001      Full-time Statutory Auditor of the Company
                                    (continuing to the present)